UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W45YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offering of Common Units and Concurrent Private Placement

In connection with a previously announced public offering (the “Public Offering”) of common units representing limited liability company interests (“Common Units”) in Seadrill Partners LLC (the “Company”), the Company entered into an Underwriting Agreement dated June 18, 2014 (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (the “Underwriters”) and certain other parties, pursuant to which the Company agreed to sell 6,100,000 Common Units, at a public offering price of $31.41 per Common Unit. The Public Offering is being registered under the Securities Act of 1933, as amended, pursuant to the Partnership’s registration statement on Form F-3 (Reg. No. 333-196286). The Public Offering closed on June 24, 2014. The Underwriting Agreement is attached hereto as Exhibit 1.1.

Also as previously announced, in connection with the offering, Seadrill Limited agreed to purchase directly from the Company, in a concurrent private placement transaction, 3,183,700 Common Units at a price of $31.41 per Common Unit (the “Private Placement”), pursuant to a Unit Purchase Agreement dated June 18, 2014 (the “Unit Purchase Agreement”). The Private Placement closed on June 24, 2014. The Unit Purchase Agreement is attached hereto as Exhibit 10.1.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-196286) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1	Underwriting Agreement dated June 18, 2014

5.1	Opinion of Watson Farley Williams LLP

8.1	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2	Opinion of Watson Farley Williams LLP relating to tax matters

10.1	Unit Purchase Agreement, dated June 18, 2014

99.1	Press Release of the Company dated June 19, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: June 24, 2014	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Executive Officer

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